Exhibit 99.1
FINANCIAL STATEMENTS OF TRCLP, A WHOLLY OWNED SUBSIDIARY OF GGPLP
The following is unaudited consolidated financial information for our subsidiary, TRCLP, as of March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and 2006.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY
Overview
Effective January 1, 2007, Rouse Property Management, Inc. (“RPMI”), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.
We also restructured an additional taxable REIT subsidiary (“TRS”) effective March 31, 2007. Through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT Merger”). This Private REIT Merger resulted in approximately a $330 million decrease in our net deferred tax liabilities, an approximate $30 million increase in our current taxes payable and an approximate $300 million income tax benefit related to the properties now owned by the private REIT. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the results of the private REIT for all periods presented, similar to a pooling of interests. This restructuring increased total assets by $2.5 billion, total liabilities by $2.1 billion and total partners’ capital by $0.4 billion as of December 31, 2006. Net income for the quarter ended March 31, 2006 was also increased by $15.3 million.
Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in 2007 primarily due to increased tenant rents at various properties due to increased occupancy and rental rates as compared to 2006. Such impact was partially offset by a $9.0 million decrease in lease termination income. Recoverable expenses at various properties also increased in 2007 due to higher occupancy and property operating expenses. These increases in revenue were more than offset by a $113.4 million decrease in land sales due to decreased sales at our Summerlin and Columbia developments during 2007.
Operating expenses
Real estate taxes increased approximately $0.9 million in 2007 due to increased property taxes at certain properties. Repairs and maintenance costs increased in 2007 due to increased snow removal and cleaning costs as compared to 2006. Property operating costs increased primarily as a result of increased insurance and utility costs in 2007. Real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants and the increases in these expenses are generally consistent with the increases in tenant recovery revenues.
Net income
Interest expense increased as a result of higher interest rates and higher outstanding debt balances. The benefit (provision) for income taxes was directly impacted by the TRS restructurings mentioned above.
Cash position at March 31, 2007
TRCLP’s cash and cash equivalents decreased $31.1 million to $34.3 million as of March 31, 2007 as compared to December 31, 2006. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP, TRCLP’s parent. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands)

	March 31,	December 31,
	2007	2006

Assets
Investment in real estate:
Land	$1,556,361	$1,552,570
Buildings and equipment	10,872,077	10,855,498
Less accumulated depreciation	(1,120,499)	(1,039,325)
Developments in progress	255,281	247,295

Net property and equipment	11,563,220	11,616,038
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,171,546	1,176,478
Investment land and land held for development and sale	1,685,181	1,655,838

Net investment in real estate	14,419,947	14,448,354
Cash and cash equivalents	34,308	65,416
Accounts and notes receivable, net	142,801	143,795
Goodwill	399,459	371,674
Deferred expenses, net	98,177	96,218
Prepaid expenses and other assets	659,367	693,456

Total assets	$15,754,059	$15,818,913

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,276,128	$9,318,327
Deferred tax liabilities	916,896	1,302,205
Accounts payable and accrued expenses	657,374	611,478

Total liabilities	10,850,398	11,232,010

Commitments and contingencies	—	—

Partners’ capital:
Partners’ capital	8,573,176	8,187,980
Accumulated other comprehensive income	(138)	(9)

Total partners’ capital, before receivable from General Growth Properties, Inc.	8,573,038	8,187,971
Receivable from General Growth Properties, Inc.	(3,669,377)	(3,601,068)

Total partners’ capital	4,903,661	4,586,903

Total liabilities and partners’ capital	$15,754,059	$15,818,913

Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT Merger.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(In thousands)

	Three Months Ended
	March 31,
	2007	2006

Revenues:
Minimum rents	$211,757	$217,656
Tenant recoveries	99,211	91,938
Overage rents	7,144	5,973
Land sales	23,793	137,220
Other	12,146	14,121

Total revenues	354,051	466,908

Expenses:
Real estate taxes	27,008	26,181
Repairs and maintenance	25,703	23,632
Marketing	5,033	4,663
Other property operating costs	55,387	47,045
Land sales operations	20,144	98,598
Provision for doubtful accounts	3,867	4,270
Property management and other costs	16,106	16,307
Depreciation and amortization	98,762	93,118

Total expenses	252,010	313,814

Operating income	102,041	153,094

Interest income	1,180	1,755
Interest expense	(108,329)	(98,513)

Income (loss) before income taxes, minority interest and equity in income of unconsolidated affiliates	(5,108)	56,336
Benefit (provision) for income taxes	290,704	(27,281)
Minority interest	(2,182)	(2,559)
Equity in income of unconsolidated affiliates	8,160	8,000

Income from continuing operations	291,574	34,496
Income from discontinued operations	—	3,118

Net income	$291,574	$37,614

Comprehensive Income, net:
Net income	291,574	$37,614
Other comprehensive income:
Net unrealized losses on financial instruments	(116)	(523)
Unrealized gains (losses) on available-for-sale securities	(13)	724

Comprehensive income, net	$291,445	$37,815

Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT Merger.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Three Months Ended
	March 31,
	2007	2006

Cash flows from operating activities:
Net income	$291,574	37,614
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, including discontinued operations	98,762	93,118
Equity in income of unconsolidated affiliates	(8,160)	(8,033)
Operating distributions received from unconsolidated affiliates	8,004	8,033
Participation expense pursuant to Contingent Stock Agreement	4,528	38,480
Land development and acquisition expenditures	(41,351)	(47,099)
Cost of land sales	7,887	53,428
Provision for doubtful accounts, including discontinued operations	3,867	4,270
Restructuring tax benefit	(297,645)	—
Straight-line rent amortization	(5,177)	(9,926)
Amortization of intangibles other than in-place leases	(540)	340
Non-cash interest expense	(9,100)	(9,834)
Net changes:
Accounts and notes receivable	30	15,797
Other assets	2,056	5,792
Accounts payable and accrued expenses and deferred tax liabilities	(613)	126
Other, net	518	962

Net cash provided by operating activities	54,640	183,068

Cash flows from investing activities:
Acquisition/development of real estate and property additions/improvements	(82,927)	(58,003)
Proceeds from sales of investment properties	—	6,208
Increase in investments in unconsolidated affiliates	(1,407)	(5,390)
Distributions received from unconsolidated affiliates in excess of income	5,039	2,828
Change in restricted cash	1,294	(1,541)
Insurance recoveries	871	7,500
Other, net	1,340	7,266

Net cash used in investing activities	(75,790)	(41,132)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	—	943,000
Principal payments on mortgages, notes and loans payable	(31,959)	(257,336)
Deferred financing costs	—	(3,283)
Advances to General Growth Properties, Inc.	(76,921)	(859,059)
Capital contribution from GGPLP	100,000	—
Other, net	(1,078)	(580)

Net cash used in financing activities	(9,958)	(177,458)

Net change in cash and cash equivalents	(31,108)	(35,522)
Cash and cash equivalents at beginning of period	65,416	74,356

Cash and cash equivalents at end of period	$34,308	$38,834

Supplemental disclosure of cash flow information:
Interest paid	$116,186	$109,730
Interest capitalized	11,194	9,407
Income taxes paid	20,911	2,019

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